FORM 4          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C.
OMB APPROVAL
OMB NUMBER: 3235-0287
EXPIRES: DECEMBER 31, 2001
ESTIMATED AVERAGE BURDEN HOURS PER RESPONSE 0.5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(   ) CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR FORM 5
      OBLIGATIONS MAY CONTINUE.  SEE INSTRUCTION 1(b).

FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
SECTION 30(f) OF THE INVESTMENT COMPANY ACT OF 1940.
(PRINT OR TYPE RESPONSES)
1. NAME AND ADDRESS OF REPORTING PERSON*.
    CLARK, JR.    ROBERT       WAYNE
     (LAST)      (FIRST)      (MIDDLE)
    25459 HOWELL POINT ROAD
        (STREET)
    BETTERTON         MD       21610
     (CITY)        (STATE)     (ZIP)
2. ISSUER NAME AND TICKLER OR TRADING SYMBOL.
   PEOPLES BANCORP, INC.  NO TICKLER OR TRADING SYMBOL
3. I.R.S. INDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY).
   ###-##-####
4. STATEMENT FOR MONTH/YEAR.
   12/2000
5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR).

6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE).
    ( X ) DIRECTOR  (   ) 10% OWNER
    (   ) OFFICER (GIVE TITLE BELOW)   (   ) OTHER (SPECIFY BELOW)

7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE).
    ( X ) FORM FILED BY ONE REPORTING PERSON
    (   ) FORM FILED BY MORE THAN ONE REPORTING PERSON

TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED.
1. TITLE OF SECURITY (INSTRUTION 3)
    COMMON STOCK
    COMMON STOCK
    COMMON STOCK
    COMMON STOCK
    COMMON STOCK
    COMMON STOCK
    COMMON STOCK
2. TRANSACTION DATE (MONTH/DAY/YEAR)
    12/12/00
    12/12/00
    12/12/00
    12/12/00
    12/12/00
    12/13/00
    12/13/00
3. TRANSACTION CODE (INSTRUCTION 8)
    CODE: J                      V:
    CODE: J                      V:
    CODE: J                      V:
    CODE: J                      V:
    CODE: J                      V:
    CODE: P                     V:
    CODE: P                     V:
4. SECURITIES ACQUIRED (A) OR DISPOSED OF (D) (INSTRUCTION 3,4 AND 5)
    AMOUNT:  10                      (A) OR (D): A                 PRICE: $37.50
    AMOUNT: 200                      (A) OR (D): A                 PRICE: $37.50
5. AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH (INSTR. 3 AND 4)
    AMOUNT: 6,390
6. OWNERSHIP FORM: DIRECT (D) OR INDIRECT (I) (INTRUCTION 4).
    ( X  ) DIRECT         (   ) INDIRECT
    ( X  ) DIRECT         (   ) INDIRECT
    (    ) DIRECT         ( X ) INDIRECT
    (    ) DIRECT         ( X ) INDIRECT
    (    ) DIRECT         ( X ) INDIRECT
    (    ) DIRECT         ( X ) INDIRECT
    (    ) DIRECT         ( X ) INDIRECT
7. NATURE OF INDIRECT BENEFICIAL OWNERSHIP (INSTRUCTION 4).
    BY SPOUSE
    BY SPOUSE
    BY CUSTODIAN/MINOR DAUGHTER
    BY CUSTODIAN/MINOR SON
    BY CUSTODIAN/MINOR DAUGHTER

TABLE 11-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED.
              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
  1. TITLE OF DERIVATIVE SECURITY (INSTRUCTION 3).
  2. CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY.
  3. TRANSACTION DATE (MONTH/DAY/YEAR)
  4. TRANSACTION CODE (INSTRUCTION 8).
      CODE:                     V:
  5. NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR DISPOSED OF (D). (INSTRUCTION 3, 4, AND 5).
      A:                  D:
  6. DATE EXERCISEABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
      DATE EXERCISABLE:
      EXPIRATION DATE:
  7. TITLE AND AMOUNT OF UNDERLYING SECURITITES (INSTR. 3 AND 4).
      TITLE:
      AMOUNT OR NUMBER OF SHARES:
  8. PRICE OF DERIVATIVE SECURITY (INSTRUCTION 5).
      PRICE:
  9. NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED
      AT END OF MONTH (INSTRUCTION 4).
      NUMBER:
10. OWNERSHIP FORM OF DERIVATIVE SECURITIES BENEFICIALLY OWNED
      AT END OF MONTH (INSTRUCTION 4).
11. NATURE OF INDIRECT BENEFICIAL OWNERSHIP (INSTRUCTION 4).

      EXPLANATION OF RESPONSES:
      ROBERT WAYNE CLARK, JR. ACQUIRED 12 SHARES AS A GIFT.
      ROBERT WAYNE CLARK, JR'S WIFE ACQUIRED 12 SHARES AS A GIFT.
      ROBERT WAYNE CLARK, JR'S MINOR CHILD ACQUIRED 12 SHARES AS A GIFT. ROBERT WAYNE CLARK, JR'S MINOR CHILD ACQUIRED 4 SHARES AS A GIFT. ROBERT WAYNE CLARK, JR'S MINOR CHILD ACQUIRED 4 SHARES AS A GIFT.



      /S/ ROBERT WAYNE CLARK, JR.
** SIGNATURE OF REPORTING PERSON

DATE:
              01/09/01
REMINDER: REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECRITIES BENEFICIALLY
                       OWNED DIRECTLY OR INDIRECTLY.

  * IF THE FORM IS FILED BY MORE THAN ONE REPORTING PERSON, SEE INSTR. 4(B)(V).

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

http://www.sec.gov/symbus/forms/4.htm
Last update: 11/05/1999